January 13, 2017

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attention: Pamela A. Long

Re:	Comment Letter dated January 11, 2017 regarding Amendment No. 2 to Foundation Building Materials, Inc. Draft Registration Statement on Form S-1 Submitted December 29, 2016 (CIK No. 1688941)

Dear Ms. Long:

Foundation Building Materials, Inc. (the “Company”, “we” or “our”) is in receipt of the above-captioned comment letter regarding Amendment No. 2 to the Company’s Draft Registration Statement on Form S-1 submitted to the Securities and Exchange Commission (the “Commission”) on December 29, 2016. We have endeavored to respond fully to each of your comments and questions. For your convenience, this letter is formatted to reproduce your numbered comments in bold italicized text. We have publicly filed a Registration Statement on Form S-1 (the “Registration Statement”) with the Commission today and have included with this letter a copy of the Registration Statement marked against Amendment No. 2 to the Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources

ABL Credit Facility, page 97

1.	We note your response to comment four in our letter dated December 22, 2016 and the revisions on page 98 of your filing. In order for investors to fully understand the fixed charge coverage ratio in the ABL Credit Agreement, please revise your filing to:

•	Disclose the actual fixed charge coverage ratio as of the most recent balance sheet date, in addition to your current disclosure of the minimum fixed charge coverage ratio required by the credit agreement;

•	Quantify the threshold at which availability under the credit agreement is subject to the fixed charge coverage ratio; and

•	To the extent you disclose Adjusted EBITDA as calculated under the credit agreement, clarify what this amount represents (i.e. trailing twelve months as the September 30, 2016) and reconcile it to the most directly comparable GAAP measure.

Response:

We note the Staff’s comment, and in response thereto, advise the Staff that we have updated our liquidity disclosure on page 97 of the Registration Statement to disclose the actual fixed charge coverage ratio as of the most recent balance sheet date and to quantify the threshold at which availability under the credit agreement is subject to the threshold. We also advise the Staff that we have removed the calculation of adjusted EBITDA as calculated under the credit agreement from the disclosure.

Executive Compensation, page 141

2.	Please update your executive compensation disclosure to add the information for your recently completed fiscal year. Please refer to Instruction 1 to Item 402(c) of Regulation S-K.

Response:

We note the Staff’s comment, and in response thereto, advise the Staff that we have updated our executive compensation disclosure beginning on page 140 of the Registration Statement to include information for our recently completed fiscal year ending December 31, 2016.

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We appreciate the opportunity to respond to your comments. If you have further comments or questions, we stand ready to respond as quickly as possible. If you wish to contact us directly you can reach me at (657) 900-3157 or Peter Wardle of Gibson, Dunn & Crutcher LLP at (213) 229-7242.

Sincerely, /s/ Richard Tilley Richard Tilley General Counsel

Cc:	Jeff Chapman, Esq. Peter Wardle, Esq. Douglass M. Rayburn, Esq. Samantha Crispin, Esq.